July 11, 2025

Emma E. Giamartino
Chief Financial Officer
CBRE Group, Inc.
2121 North Pearl Street
Suite 300
Dallas, TX 75201

       Re: CBRE Group, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Response dated May 27, 2025
           File No. 001-32205
Dear Emma E. Giamartino:

       We have reviewed your May 27, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 15,
2025 letter.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 47

1. We note your response to prior comment 2. Please clarify for us if any contracts are based on a fixed fee or similar (e.g., based on square footage managed or occupied), such that pass through costs have implied profit margins. To the extent you determine that there is an implied profit margin, please explain to us how you considered
       Question 100.04 of the Compliance & Disclosure Interpretation on
Non-GAAP
       Financial Measures in determining the appropriateness of this adjustment throughout your Form 10-K and in your earnings release.
 July 11, 2025
Page 2

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction